------------------------------------
/_/ Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  SEE Instruction 1(b).
    (Print or Type Responses)
------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 18(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person

         William K. Coblentz
         The McClatchy Company
         2100 Q Street
         Sacramento, CA 95816

2.       Issuer Name and Ticker or Trading Symbol

         The McClatchy Company (MNI)

3.       IRS or Social Security Number of Reporting Person (Voluntary)

4.       Statement for Month/Year

         February 1998

5.       If Amendment, Date of Original (Month/Year)

         March 10, 1998

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)

         (X) Director
         (X) 10% Owner
         ( ) Officer (give title below)
         ( ) Other (specify below)

7.       Individual or Joint/Group filing (Check Applicable line)
         (X) Form filed by One Reporting Person
         ( ) Form filed by More than One Reporting Person

 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security   2. Trans-     3. Trans-    4. Securities Acquired (A) 5. Amount of       6. Ownership Form: 7. Nature
   (Instr. 3)             action        action       or Disposed of (D)         Securities         Direct (D) or      of Indirect
                          Date          Code         (Instr. 3, 4 and 5)        Beneficially       Indirect (I)       Beneficial
                          (Month       (Instr. 8)                               Owned at           (Instr. 4)         Ownership
                          Day/                                                  End of Month                          (Instr. 4)
                          Year                                                  (Instr. 3 and 4)
                                       Code   V      Amount  (A) or   Price
                                       (D)

Class A Common Stock      2/9/98        M            1,875    A       $16.60      7,000*


FORM 4 (CONTINUED)           TABLE II - DERIVATIVE
                      SECURITIES ACQUIRED, DISPOSED OF, OR
                     BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                   WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

----------------------------------------------------------------------------------------------------------------------------------
1.  Title of Derivative  2. Conver- 3. Trans-  4. Transac-  5. Number of Deriv-   6. Date Exercisable    7. Title and Amount of
    Security (Instr. 3)     sion or    action     tion Code    ative Securities      and Expiration Date    Underlying Securities
                            Exercise   Date       (Instr. 8)   Acquired (A) or       (Month/Day/Year)       (Instr. 3 and 4)
                            Price of   (Month                  Disposed of (D)
                            Deriv-     Day/                    (Instr. 3, 4 and 5)
                            ative      Year)
                            Security

                                                                                                                       Amount or
                                                   Code   V      (A)        (D)         Date     Expiration            Number of
                                                                                     Exercisable    Date       Title    Shares

    Option (Right to Buy)   16.60      2/9/98       M                        D         3/1/93      5/20/02    Class A     469
                                                                                                             Common Stk
                            16.60      2/9/98       M                        D         3/1/94      5/20/02    Class A     469
                                                                                                             Common Stk
                            16.60      2/9/98       M                        D         3/1/95      5/20/02    Class A     469
                                                                                                             Common Stk
                            16.60      2/9/98       M                        D         3/1/96      5/20/02    Class A     469
                                                                                                             Common Stk


 -------------------------------------------------------------
 8.  Price of    9. Number of   10. Ownership   11. Nature of
     Deriv-         Derivative      Form of         Indirect
     ative          Securities      Derivative      Beneficial
     Security       Benefi-         Security:       Ownership
     (Instr. 5)     cially          Direct (D)      (Instr. 4)
                    Owned at        or Indirect
                    End of          (I) (Instr. 4)
                    Month
                    (Instr. 4)

      **                                 D

      **                                 D

      **                                 D

      **              0.0                D

Explanation of Responses:

* Does not include shares of stock held by (1) Trusts for the Primary Benefit of
(a) James B. McClatchy, (b) William Ellery McClatchy, (c) Sue Maloney Stiles,
(d) Martin J. Maloney and Mazie Maloney, and (e) Charles K. McClatchy, each dated November 15, 1974, of which the undersigned is a successor co-trustee pursuant to appointment; (2) Estate of Charles K. McClatchy, Deceased, of which the undersigned is a co-executor pursuant to testamentary appointmnent; and (3) Trust for the Primary Benefit of Charles Kennan McClatchy, of which the undersigned acts as co-trustee, as to all of which neither the undersigned, nor any member of the undersigned's immediate family, as defined by Rule 16a-1(e), has a pecuniary interest.

** Director stock options granted pursuant to McClatchy Newspapers, Inc. 1990 Stock Option Plan.


                                 /s/ William K. Coblentz         4/8/98
                              ------------------------------   -----------
                              Signature of Reporting Person       Date
                              (William K. Coblentz)